

May 7, 2013

Via Email

Mr. Howard Willard
Chief Financial Officer
Altria Group, Inc.
6601 West Broad Street
Richmond, Virginia 23230

> **Re: Altria Group, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-08940**

Dear Mr. Willard:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Note 20. Quarterly Financial Data, page 103

1. We note, from footnote (a) to the Quarterly Financial Data table, that you revised your first quarter 2012 financial statements and that you reflected the revision in your financial statements for the quarterly period ended June 30, 2012. Reference is made to the related disclosures presented in Note 1 to the financial statements included in your Form 10-Q for that period. In the final paragraph on page 12 of such Form 10-Q, you state that you assessed the materiality of the revision in accordance with SAB 99 and determined that the impact was not material to Altria Group, Inc's financial statements as of and for the three months ended March 31, 2012. Please explain the basis for your conclusion.

2. In view of the aforementioned revision to your first quarter 2012 financial statements, please discuss the consideration you gave to the conclusion that your disclosure controls and procedures were effective as of March 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief